UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2020

Commission File Number: 001-39822

Pharming Group N.V.

(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24

2333 CR Leiden

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Filed as Exhibits 99.1 and 99.2 to this Report on Form 6-K are press releases of Pharming Group N.V., or the Company, each dated December 22, 2020.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Company press release dated December 22, 2020 – Pharming Group announces ADSs admitted to trade on Nasdaq under the symbol “PHAR”

99.2	Company press release dated December 22, 2020 – Pharming Announces Instructions for Exchanging Listed Ordinary Shares into Nasdaq Listed ADSs

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Sijmen de Vries, MD MBA
	Name:	Sijmen de Vries, MD MBA
	Title:	Chief Executive Officer

Date: December 22, 2020